

April 10, 2009

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer/Chief Financial Officer
Adino Energy Corporation
2500 City West Boulevard
Suite 300
Houston, TX 77042

> **Re: Adino Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 18, 2009**

Dear Mr. Byrd:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Exhibits 31-1 and 31-2, Certifications

1.   Please amend your filing to include certifications that strictly comply with the requirements of Regulation S-K, Item 601(b)(31)(i). Note that the language used must be exactly as set forth in the example therein.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief